Mail Stop 6010

January 31, 2007

Via Facsimile and U.S. Mail

E. Thomas Hart
Chief Executive Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

      Re: **QuickLogic Corporation**
               Form 10-K for the Fiscal Year Ended January 1, 2006
               Form 10-Q for the Quarterly Period Ended October 1, 2006
               File No. 0-22671

Dear Mr. Hart:

We have reviewed your filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

Note 1 – The Company and Basis of Presentation, page 62

1.   We note that although your fiscal year ends on the Sunday closest to
        December 31, you present consolidated balance sheets and income statements as
        of and for the periods ended December 31, 2005, 2004 and 2003 for presentation
        purposes. Please revise future filings to present your financial statements so that
        the year ends referred to in the filing correspond to your actual year ends.
        Additionally please ensure that the Report of your Independent Registered Public
        Accounting Firm also refers your actual year ends.

Form 10-Q for the Quarterly Period Ended October 1, 2006

Note 1 – The Company and Basis of Presentation, page 7

2.   We note your disclosure related to your adoption of Staff Accounting Bulletin No.
        108, *Considering the Effects of Prior Year Misstatements when Quantifying
        Misstatements in Current Year Financial Statements* (SAB 108). You state that
        your review of employee stock option grants concluded that certain errors
        committed in the process of documenting grants and accounting for stock options
        were not material to any prior year end. However, given that the effect of
        correcting these errors in 2006 would cause the 2006 consolidated financial
        statements to be materially misstated, you have concluded that the cumulative
        effect adjustment method of initially applying the guidance of SAB 108 was
        appropriate.

        Please note that the SAB 108 transition provisions provide for a cumulative effect
        adjustment for errors determined to be immaterial in prior periods under an
        issuer's previous and properly applied methodology, and after considering
        appropriate qualitative factors, but that are material to those periods based on the
        guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based
        on all relevant quantitative and qualitative factors. Based on your facts and
        circumstances, and given the subject matter of the review, it is unclear whether
        the use of the one-time cumulative effect adjustment permitted by SAB 108 is
        appropriate. Please address the following:

        •   Provide us with your annual SAB 99 materiality analysis explaining how you
            determined that the errors related to each prior period were immaterial on both
            a quantitative and qualitative basis. Please ensure your response addresses all
            of the qualitative factors outlined in SAB 99 and any other relevant qualitative
            factors. Please also provide additional detail with respect to the adjustments
            made to the employee grants after the grant date.

- If you have concluded that the effects of these errors on prior periods would have been considered material in each period based on the guidance of SAB 108, provide us with your SAB 108 materiality analysis for each period.

- If you have concluded that the effects of these errors on prior periods would not have been considered material in each period based on the guidance of SAB 108, tell us why you believe the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

* * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

E. Thomas Hart
QuickLogic Corporation
January 31, 2007
Page 4

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief